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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SEC FILE NUMBER
8-31701

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Confidential Treatment Requested

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) to 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Empire Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

100 Motor Parkway
(No. and Street)

Hauppauge	New York	11788
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Lena Bholan — (631) 979-0097
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Albrecht, Viggiano, Zureck and Company, P. C.
(Name – *if individual, state last, first, middle name*)

25 Suffolk Court	Hauppauge	New York	11788
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Belfiore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of First Empire Securities, Inc., as of December 31, 2013, is true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC STATE OF FLORIDA
LAURA L. LOWE
MY COMMISSION # EE 015831
EXPIRES: September 19, 2014
Bonded Thru Budget Notary Services

Signature

President
Title

Subscribed and sworn to before me this
26 day of February 2014

Notary Public

This report* contains (check all applicable boxes)

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[ ] (c) Statement of Income.
[ ] (d) Statement of Changes in Financial Condition.
[ ] (e) Statement of Changes in Stockholder's Equity.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AVZ

CERTIFIED PUBLIC ACCOUNTANTS

FIRST EMPIRE SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

Form X-17A-5, Part III

Year ended December 31, 2013

PUBLIC

Per Rule 17a-5(e)(3)

TABLE OF CONTENTS

AVZ
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Empire Securities, Inc.
Hauppauge, New York

Report on the Financial Statements

We have audited the accompanying statement of financial condition of First Empire Securities, Inc. (the "Company") as of December 31, 2013.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PERSONAL SERVICE. TRUSTED ADVICE.

ALBRECHT, VIGGIANO, ZURECK & COMPANY, P.C.

245 PARK AVENUE, 39TH FLOOR
NEW YORK, NY 10167
T: 212.792.4075

25 SUFFOLK COURT
HAUPPAUGE, NY 11788-3715
T: 631.434.9500 F: 631.434.9518
www.avz.com
INDEPENDENT MEMBER OF BKR INTERNATIONAL

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of First Empire Securities, Inc. as of December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Albrecht, Viggiano, Zureck & Co., P.C.

Hauppauge, New York
February 26, 2014

FIRST EMPIRE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Cash and cash equivalents	$	329,833
Deposits with clearing broker		258,033
Securities owned at market		
Trading		33,676,045
Investment		281,333
Cash surrender value of life insurance		4,225,518
Other assets		449,501
Security deposit		201,224
Property, equipment and leasehold improvements		1,771,051
	$	41,192,538

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	1,857,799
Payable to broker and clearing organization		29,683,543
Securities sold, not yet purchased		326,164
Deferred compensation payable		2,900,014
		34,767,520
COMMITMENTS AND CONTINGENCY		
STOCKHOLDER'S EQUITY		
Common stock - no par value, 1,000 shares authorized, 400 issued and outstanding		324,156
Additional paid in capital		1,500,000
Retained earnings		4,600,862
		6,425,018
	$	41,192,538

See notes to statement of financial condition.

FIRST EMPIRE SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2013

Note 1 - Nature of Business

First Empire Securities, Inc., (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). All securities transactions are cleared through another broker (clearing broker) that settles all transactions and maintains customer accounts. The Company maintains a nationwide customer base.

Note 2 - Summary of Significant Accounting Policies

Securities Transactions

Proprietary and customer trading securities are included in trading securities while other securities are included in investment securities. Profit and loss arising from both trading and investment activities is reported on a settlement date basis.

Cash and Cash Equivalents

Cash equivalents consist of money market funds and investments with original maturities of 90 days or less. Certificates of deposit with original maturities over 90 days and other short-term investments are classified separately.

The Company maintains cash in certain financial institutions that may exceed the insurance limit. The Company has not experienced any losses to date resulting from this policy.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are recorded at cost net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives which range from three to thirty nine years. Expenditures for maintenance and repairs which do not add to the economic life of the asset are expensed as incurred.

Impairment of Long-Lived Assets

The Company reviews the carrying values of long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Any long-lived assets held for disposal are reported at the lower of their carrying amounts or fair value cost to sell. Management has determined that there have been no impairments of long-lived assets through December 31, 2013.

Income Taxes

The Company is a member of a controlled group of companies, First Empire Holding Corp. and Subsidiaries. First Empire Holding Corp. has elected, by consent of its stockholder, to be taxed as an S Corporation for Federal and State tax purposes and files a consolidated tax return. Under those provisions, the Company does not pay Federal or New York State corporate income taxes on its taxable income. After December 21, 2012, all common stock of First Empire Holding Corp. is owned by an "Employee Stock Ownership Plan" for which the plan is not liable for Federal or State income tax.

FIRST EMPIRE SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2013

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

Income tax expense included in the financial statements includes surcharges and taxes on other states the Company operates in.

The Company accounts for the effect of any uncertain tax positions based on a "more likely than not" threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense. The Company has identified its tax status as a corporation electing to be taxed as a pass-through entity as a tax position; however, the Company has determined that such tax position does not result in an uncertainty requiring recognition. In addition to its tax status, the Company has other tax positions that have been determined to be highly certain and therefore no reserve for unrecognized tax liability is deemed necessary. The Company is not currently under examination by any tax jurisdiction. Federal and state income tax returns are generally open for examination for three years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Management has evaluated subsequent events through the date of the report, which is the date the financial statements were available to be issued.

Note 3 - Deposits with Clearing Broker

The Company's clearing broker is Pershing, LLC. The agreement between the Company and Pershing, LLC requires that the Company maintain a collateral deposit of $250,000. The collateral deposit including interest receivable as of December 31, 2013 is $258,033.

Note 4 - Cash Surrender Value of Life Insurance

These assets represent the cash value for insurance contracts concerning certain key employees.

FIRST EMPIRE SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2013

Note 5 - Fair Value

The Company records certain assets and liabilities at fair value using framework provided by accounting principles generally accepted in the United States of America. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various inputs are used in determining fair value. These inputs are summarized in the three broad levels listed below:

Level 1: Quoted prices (unadjusted) of identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Securities measured at fair value on a recurring basis are summarized below:

There were no Level 3 inputs as of December 31, 2013.

	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Assets			
United States Treasury Bills	$ 30,000,000	$ 30,000,000	$ -0-
Bonds/Notes/CD's	1,223,625	-0-	1,223,625
Government Securities	2,733,753	-0-	2,733,753
	$ 33,957,378	$ 30,000,000	$ 3,957,378
Liabilities			
Securities sold, not yet purchased	$ 326,164	$ -0-	$ 326,164

On December 31, 2013, the Company purchased United States Treasury Bills of approximately $30,000,000, which were sold with a trade date of January 2, 2014. As of December 31, 2013, these Treasury Bills are included in Securities Owned at Market. The Company did not have any other significant investments in United States Treasury Bills during 2013.

FIRST EMPIRE SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2013

Note 6 - Property, Equipment, and Leasehold Improvements

Property, equipment and leasehold improvements consist of the following:

Office furniture and fixtures	$ 1,257,798
Office equipment	1,964,201
Leasehold improvements	1,400,755
Automobile	46,233
	4,668,987
Less: accumulated depreciation and amortization	2,897,936
	$ 1,771,051

Note 7 - Payable to Clearing Broker

The Company clears its trading securities, as described in Note 2, through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

Payable to the clearing broker is for the purchase of securities net of amounts due from the clearing broker from all transactions.

Note 8 - Related Party Transactions

First Empire Securities, Inc. is a member of a controlled group of companies, First Empire Holding Corp. and Subsidiaries. These companies share office facilities, personnel, operating costs and a common paymaster.

The Company has an expense allocation agreement with the aforementioned affiliated companies resulting in the reimbursement of expenses to the Company of approximately $418,000 of operating expenses. At December 31, 2013, the Company had a net balance due from First Empire Holding Corp. and Subsidiaries of $115,362.

Note 9 - Commitments and Contingency

Operating Leases

During 2004, the Company entered into an agreement to rent office space, expiring March 2015, that is accounted for as an operating lease. This lease was renewed for a period expiring March 2027. Rent expense for the year ended December 31, 2013 was approximately $805,000. The Company also entered into various lease agreements for office equipment and transportation equipment expiring through May 2016.

FIRST EMPIRE SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2013

Note 9 - Commitments and Contingency (continued)

Operating Leases (continued)

Future minimum commitments under the aforementioned lease agreements are as follows:

Years ending December 31, 2014	$	522,372
2015		415,943
2016		679,372
2017		824,986
2018		841,858

Minimum lease payments in this schedule exclude contingent rentals and rentals under renewal options, which, as of December 31, 2013, are not reasonably assured of being exercised.

Note 10 - Deferred Compensation Payable

The Company sponsors a nonqualified deferred compensation plan (the "Plan") for certain key employees. The Company designates the Plan participants and the annual benefits that accrue under the Plan. The Company at its sole discretion credits amounts to participants' account balances under this plan. The Company's obligation under the Plan is not funded and participant account balances are bookkeeping entries only.

For the year ended December 31, 2013 the projected benefit obligation is $2,900,014 which is included in liabilities. At year end the assumed discount rate is 4.95%.

Note 11 – Retirement Plans

401(k) Plan

The Company participates in a 401(k) plan for eligible employees who meet certain age and service requirements. For the year ended December 31, 2013 employer contributions were $252,438.

Employee Stock Option Plan

First Empire Holding Corp. (the "Sponsor") Employee Stock Ownership Plan (the "Plan") was established on December 21, 2012. The purpose of the Plan is to provide retirement benefits to eligible employees. The Plan is a leveraged employee stock ownership plan that covers all employees of the Company that meet certain age and service requirements, as defined. The Sponsor will make annual contributions to the ESOP. As contributions are made by the Sponsor, shares are released from the suspense account and allocated to participants who are actively employed on the last day of the plan year, or who are not actively employed on the last day of the plan year because of disability (as hereinafter defined) or death occurring during such plan year. Although not a guarantor, the common stock of the Company is pledged as collateral for the bank debt owed by First Empire Holding Corp.

FIRST EMPIRE SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2013

Note 12 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At December 31, 2013, the Company has net capital of $3,864,558 which is $3,550,205 in excess of its required minimum net capital of $314,353 (the greater of $100,000 or 6.67% of $4,715,339 aggregate indebtedness). At December 31, 2013, the Company's net capital ratio is 1.22 to 1.